Fast Track Group

VIA EDGAR

November 26, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Scott Anderegg/ Donald Field

Re:	Fast Track Group
Registration Statement on Form F-1 Initially Filed on September 6, 2024, as amended File No. 333-281969

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fast Track Group hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 11:00 a.m. ET on November 29, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Lim Sin Foo, Harris
Lim Sin Foo, Harris Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Akerman LLP